03019691

NO ACT
P.E 1-22-03
1-3034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2003

Act 1934
Section 14A-8
Rule
Public Availability 4/1/2003

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Re: Xcel Energy Inc.
Incoming letter dated January 22, 2003

Dear Mr. Joseph:

This is in response to your letter dated January 22, 2003 concerning the shareholder proposal submitted to Xcel by Brethren Benefit Trust, Inc., CHRISTUS Health, and the Congregation of the Sisters of Charity of the Incarnate Word, Houston. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
APR 03 2003
THOMSON FINANCIAL

Enclosures

cc: Will Thomas
Director of Foundation Operations
Church of the Brethren Benefit Trust Inc.
1505 Dundee Avenue
Elgin, IL 60120-1619

CR

Donna Meyer, Ph.D.
System Director – Community Health
CHRISTUS Health
2600 North Loop West
Houston, TX 77092

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
Congregation of the Sister of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

January 22, 2003

No-Action Request
1934 Act/Rule 14a-8

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation, (the "Company") we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, (the "Act") in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholders Church of the Brethren Trust Benefit Trust Inc., Congregation of the Sisters of Charity of the Incarnate Word, and Christus Health (the "Proponents") from its 2003 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2003. The definitive copies of the 2003 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 15, 2003. We hereby request that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2003 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponents submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

ATLANTA • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK
MILAN • MUMBAI* • MUNICH • NEW DELHI* • NEW YORK • PARIS • PITTSBURGH • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON
*ASSOCIATE FIRM

Background

The Proposal states: "That the Board of Directors report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risk associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing a substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability)."

For the reasons set forth below, Xcel Energy believes that the Proposal may be omitted from its proxy materials.

Discussion of Reasons for Omission

I. Rule 14a-8 (i)(7) — THE PROPOSAL MAY BE OMITTED IF IT DEALS WITH ORDINARY BUSINESS OPERATIONS.

The Proposal should be considered a matter of ordinary business operations. Under Rule 14a-8(i)(7), a shareholder proposal dealing with a matter relating to the conduct of the ordinary business operations of a company may be omitted from the company's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8, the Commission reaffirmed this position stating: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release 34-40018. The Commission went on to say:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

In our judgment, the Proposal fits squarely within the category of proposals that the Commission intended to permit registrants to exclude under Rule 14a-8(i)(7) because the Proposal falls within the purview of ordinary business operations. In accordance with this rule, the Staff has consistently permitted the exclusion of proposals dealing with the establishment of performance standards and policies that relate solely to the economic performance of the registrant as opposed to broader proposals implicating social policy. *General Motors Corp.* (available March 31, 1988) (proposal to redeploy assets in more profitable endeavors); *Florida Power and Light Company* (available January 18, 1983) (proposal to reduce capital expenditures). The Proposal's principal focus is the economic viability and profitability of the Company. In particular, the Proponents cite the need for a comprehensive cost-benefit analysis framework to solve a problem that may expose the Company to "reputation and brand damage, and regulatory and litigation risk," thereby eroding the benefits of economic growth for shareholders as a group. The Proponents do not request that the Company adhere to any principles or policies. Instead, the Proposal seeks an appraisal of the economic risks and benefits concerning the emission of certain pollutants. Evaluation of risks in financial terms, however, is a fundamental part of ordinary business operations, and is best left to management and the Board of Directors. *See The Mead Corporation* (available January 31, 2001) (excluding proposal related to a request for a report of the company's environmental risks in financial terms). The substance of the Proposal is very similar to the proposal at issue in *The Mead Corporation.*

The second consideration underlying the ordinary business exclusion relates to the degree to which the Proposal seeks to micro-manage the Company. Because the Proposal involves tremendous detail, seeks to impose specific timeframes and/or methods for implementing complex policies, the Proponents seek to micro-manage the Company on an impermissible level. First, the Company is the fourth largest combination gas and electric utility in the United States, with a service territory that spans 12 states, from the Canadian to the Mexican border. An analysis of the Company as a whole is a task of tremendous scope that necessarily involves large amounts of detail. The task is further complicated by the Proposal's requirement that the cost-benefit analysis cover an infinite timeframe. Second, by requiring the Company to complete its analysis so that it can report to shareholders by August 2003, the Proposal impermissibly seeks to impose a specific timeframe. And, third, the cost-benefit analysis probes too deeply into matters of a complex nature upon which shareholders, as a group, are not in a position to make an informed judgment. In particular, Proponents do not seek to admit or embrace the fact that some or more of the underlying components of *any* cost-benefit analysis are subjective or based on certain assumptions. A cost-benefit analysis can be carried out using only financial costs and financial benefits. However, the Proponents reference to intangible items such as the increased irritation we feel as a result of "increases in the heat index," "pollution-related ailments," and "lost workdays" clearly suggest that the cost-benefit analysis should include these "soft" values. As you must estimate a value for these intangible items, this inevitably brings an element of subjectivity into the process. Moreover, there are many factors that go into the construction of a proper cost-benefit analysis. Decisions on such matters must be informed by an understanding of the science and statistics involved. The unsubstantiated, inflammatory and emotional assertions presented by the Proponents make it clear that they are not informed on such matters. By contrast, the Board of Directors understands the link between risk, growth and ultimately enhanced shareholder value. Indeed, although risk management is the responsibility of all levels of management, the policy, design and framework for risk management is ultimately driven by the Board of Directors. *See* Minnesota Statute 302A.201, Subdivision 1, ("the business affairs of a corporation shall be managed by or under the direction of a board).

Finally, the Proponents' attempt to portray the Proposal as involving broad social and environmental policies must fail. Although the Proponents imply that fossil fuels and coal are primary causes of global warming and that rapidly accelerating climatic change could well have catastrophic economic effects, the Proposal does not request that the Company shift its balance of generation away from traditional fossil fuel-based generation to more environmentally friendly sources of energy. Instead, the Company is directed to undertake an extensive cost-benefit analysis and report its findings to the shareholders. The Proponents' inclusion in the Proposal of references to "global climate change" and to "pollution-related ailments" is an attempt to couch something that essentially involves ordinary business - establishment of appropriate risk management policies regarding carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions - in language that the Proponents hope will make the Proposal appear to involve a "sufficiently significant social policy issue." This subterfuge should not be permitted. The Proposal does not identify a single social policy issue that the Company is requested to review or address nor does it make clear what social issues the report would remedy. The Proponents simply cannot circumvent Rule 14a-8(i)(7) by coupling ordinary business matters with significant policy issues. *See, e.g.*, *Wal-Mart Stores, Inc.*, (available Mar. 15, 1999) (permitting the exclusion of a proposal requiring the company to report on actions it has taken to ensure that its suppliers do not use slave or child labor where a single element to be included in the report related to ordinary business matters); *Chrysler Corp.* (available Feb. 18, 1998) (proposal requiring company to review and report on its international codes and standards in six areas, including human rights, child labor and environmental standards, was properly excludable where one item related to ordinary business and another was "susceptible to a variety of interpretations, some of which could involve ordinary business matters"). Accordingly, the Proposal does not raise a "sufficiently significant social policy issue" so as to bring it outside the prohibitory rule found in Rule 14a-8(i)(7). Instead, the Proposal merely addresses the "ordinary business" of the Company.

II. Rule 14a-8(i)(1) — THE PROPOSAL MAY BE OMITTED IF IT IS NOT A PROPER SUBJECT FOR ACTION BY SECURITY HOLDERS UNDER THE LAWS OF THE ISSUER'S DOMICILE

If the Commission does not agree with the Company that the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(7) because it deals with ordinary business operations, then the Proposal should be considered not a proper subject for action by security holders under the laws of the issuer's domicile. According to the note to Rule 14a-8(i)(1), a proposal that would be binding on the Company if approved by shareholders may not be a proper subject matter for shareholder action, while a proposal recommending or requesting such action of the board may be proper under state law. *See also United Bankshares, Inc.*

(available Mar. 16, 1993). The SEC's rationale for excluding certain mandatory proposals and permitting precatory proposals is based under an analysis of whether such proposals infringe upon the directors' statutory authority to manage the corporation:

> [I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or bylaws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders.

Exchange Act Release 34-12999 (November 22, 1976), cited in the 1983 Release.
The Proposal is not a request for action by the Board, it is, at least according to its Proponents, a demand by the shareholders for action by the Board. The language is absolute: the Board of Directors *must* complete the task of undertaking a cost-benefit analysis associated with the Company's "past, present and future emissions" of certain greenhouse gases and report to shareholders by August 2003. This is precisely the type of a proposal that should be excluded as being an improper subject for security holder action. *See* Minnesota Statute 302A.201, Subdivision 1 ("the business affairs of a corporation shall be managed by or under the direction of a board").

III. Rule 14a-8(i)(3) — THE PROPOSAL MAY BE OMITTED IF IT IS CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING RULE 14a-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

The Company may properly exclude the Proposal under Rule 14a-8(i)(3) because it contains impermissibly misleading and vague language. Proponents have made the following statements in support of the Proposal which have no basis in fact, or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules:

1. **Proponents' Statement:** *"In 2001[,] [t]he Intergovernmental Panel on Climate Change concluded that 'there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities.'"; "In 2001[,] the National Academy of Sciences stated that 'the degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago... there is general agreement that the observed warming is real and particularly strong within the past 20 years.'"*

Read together, these statements are misleading because they imply that the IPCC's assessment has been endorsed by the National Academy of Sciences. This is false. The National Academy of Sciences was asked to address whether there were any substantive differences between the full IPCC report and the IPCC summaries. A Committee was appointed through the National Academies' National Research Council. This Committee (the "Committee") released a report entitled "Climate Change Science: An Analysis of Some Key Questions." In this report, the Committee points out that: (1.) uncertainties in climate science throw the question of human causality of climate change into doubt — *i.e.*, tremendous long-term natural variability in global climate may be the source of any temperature increases measured over the last several years; (2.) uncertainties in projecting future social trends make predictions of future climate conditions "tentative;" (3.) political influences played a significant role in shaping the "Summary for Policymakers of the United Nations' Intergovernmental Panel on Climate Change (IPCC), a key formal document in the U.N.'s three-volume Third Assessment Report on climate change; and, (4.) understanding of climate change science is far from complete and is, in fact, still rudimentary in many areas. While the Committee goes on to affirm *some* of the technical claims from the third Assessment Report of the U.N's IPCC, the Committee report has many *sharply* cautionary warnings scattered throughout. Indeed, the Committee's report stated, "Climate projections will always be far from perfect. Confidence limits and probabilistic information, with their basis, should always be considered as an integral part of the information that climate scientists provide to policy and decision makers. Without them, the IPCC SPM could give an impression that the science of global warming is "settled", event though many uncertainties still remain."

The Proponents attempt to lend unwarranted credibility to the IPCC statement by reference to the National Academy of Sciences cannot be permitted. The National Academy of Sciences has not endorsed the IPCC.

2. **Proponents' Statement:** *"The United States government's 'Climate Action Report - 2002,' concluded that global climate change may harm the country. The report highlights risks to coastal communities in the Southeast due to sea level rise, water shortages throughout the West, and increases in the heat index and frequency of heat waves."*

This statement is misleading because it omits certain facts that are necessary to give stockholders complete and accurate information. First, the Proposal cites the "Climate Action Report 2002" for the proposition that global warming will cause a variety of harm to the country, including rising sea levels, droughts, and heat waves. Yet, the Climate Action Report itself cites the Committee report discussed above for the proposition that "fundamental scientific questions remain regarding the specifics of regional and local projections. Predicting the potential impacts of climate change is compounded by a lack of understanding of the sensitivity of many environmental systems and resources-both managed and unmanaged-to climate change". Moreover, the White House itself cited two documents as authoritative regarding its position on "climate change" science in the Climate Action Report: the U.N.'s own IPCC report – which the administration itself refuted in a fairly thorough exposé in August, 2001 – and the "National Assessment on Climate Change" (NACC), a politicized and scientifically dubious report that the White House withdrew to avoid a lawsuit immediately following its rebuttal of IPCC. In particular, the NACC was subject to criticism by the scientific community. For example, Dr. Patrick Michaels of the University of Virginia examined the temperature predictions of the two computer models used in the NACC and discovered that they were less accurate in predicting the temperature of the past century than a table of random numbers. This kind of questionable science continued in the Climate Action Report. One of the computer models used in the report predicts that the level of the Great Lakes could drop by 5 feet as the result of climate change, while the other computer model forecasts just the opposite: Great Lakes levels may rise by a foot.

3. **Proponents' Statement:** *"Scientific studies show that air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide every year from pollution-related ailments."*

This statement is misleading because it omits certain facts that are necessary to give stockholders complete and accurate information. The Proposal states that "scientific studies" demonstrate that air pollution from power plants causes numerous premature deaths and pollution related illnesses. Numerous studies have examined the association between power plant emissions and adverse health effects. Where appropriate, findings from some of these studies have been used to set ambient air quality standards to protect human health. Yet the Proposal does not indicate the sources of the "studies" it relies upon and fails to acknowledge uncertainty that may undermine this statement. Indeed, as a result of systemic biases and imprecise measurement of variables, as well as the existence of confounders and a background rate of disease, associations that emerge from epidemiological studies do not necessarily signal the true causal relationship that Proponents assert between air pollution and the various ailments described. Finally, it is unclear whether the Proponents are exploiting selective and outdated scientific studies to lend color their Proposal.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2003 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponents.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

cc: Church of the Brethren Trust Benefit Trust Inc.
Congregation of the Sisters of Charity of the Incarnate Word
Christus Health

EXHIBIT A

CHURCH OF THE BRETHREN
BENEFIT TRUST INC.

RECEIVED
CORPORATE SECRETARY

13 November 2002

Mr. Wayne H. Brunetti
President, Excel Energy
414 Nicollet Mall
Minneapolis, MN 55401-1993

Dear Mr. Brunetti:

Brethren Benefit Trust, Inc., (BBT) is the financial arm of the Church of the Brethren. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions. BBT, therefore, presents the enclosed resolution for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

We believe the issues raised in the resolution are essential for Xcel to address. Few industries can be as directly linked to the emissions of greenhouse gases and other air pollutants as the electric utilities sector. The scientific demonstration of the human contribution to global warming and the adverse impacts of other air pollutants is now generally accepted. Since legislation, regulation, litigation, and other responses to global warming and other air pollutants are now reasonably foreseeable, prudent management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on financial risks associated with global warming. Additionally, shareholders, employees, and customers are increasingly looking at financial risk associated with such emissions when making investment, employment, and consumption decisions. Issuing the kind of report anticipated in the resolution is therefore simply consistent with the fiduciary duties of the corporation's officers and directors, and with good environmental and risk management.

BBT is the beneficial owner of 2,355 shares of Xcel Energy common stock. Proof of ownership of common stock in the company for at least the last twelve months will be provided upon request. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders' meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors. I will serve as primary contact for the co-sponsors.

Brethren Benefit Trust, Inc., and the other organizations who will co-file this resolution are interested in participating in a dialogue with top management on these issues.

Sincerely,

Will Thomas

Will Thomas
Director of Foundation Operations

Enclosures: Copy of the resolution

1505 Dundee Avenue • Elgin, Illinois 60120-1619 • Web Site: www.brethrenbenefittrust.org
847-695-0200 • 800-746-1505 toll free • 847-742-0135 fax

ELETRIC UTILITY RESOLUTION

WHEREAS:

In 2001 The Intergovernmental Panel on Climate Change concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."

In 2001 the National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago… there is general agreement that the observed warming is real and particularly strong within the past 20 years."

The United States government's "Climate Action Report – 2002," concluded that global climate change may harm the country. The report highlights risks to coastal communities in the Southeast due to sea level rise, water shortages throughout the West, and increases in the heat index and frequency of heat waves.

In July 2002, eleven Attorneys General wrote President Bush, outlining their concern over the U.S. Climate Action Report's failure to recommend mandatory reductions of greenhouse gas emissions. They declared that States are being forced to fill the federal regulatory void through state-by-state regulation and litigation, increasing the ultimate costs of addressing climate change. They urged a reconsideration of his regulatory position, and adoption of a "comprehensive policy that will protect both our citizens and our economy."

U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, approximately 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Scientific studies show that air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide every year from pollution-related ailments.

Standards for carbon dioxide emissions and other air pollutants are emerging across multiple fronts. Ninety-six countries have ratified the Kyoto Protocol, requiring carbon dioxide reductions. Massachusetts and New Hampshire have enacted legislation capping power plants emissions of carbon dioxide and other air pollutants. In June 2002 the Senate Environment and Public Works Committee passed a bill seeking to cap emissions from the generation of electric and thermal energy.

We believe that taking early action on reducing emissions and preparing for standards could better position companies over their peers, including being first to market with new high-efficiency and low-emission technologies. Changing consumer preferences, particularly those relating to clean energy, should also be considered.

Inaction and opposition to emissions control efforts could expose companies to reputation and brand damage, and regulatory and litigation risk.

RESOLVED: That the Board of Directors report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability).

CHRISTUS Health

November 13, 2002

Wayne H. Brunetti
President
Xcel Energy
414 Nicollet Mall
Minneapolis, MN 55401-1993

Dear Mr. Brunetti:

CHRISTUS Health looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the impact of global warming and climate change on human health and on the health of our planet.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by Brethren Benefit Trust, Inc. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Xcel Energy. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Mr. Will Thomas of Brethren Benefit Trust, Inc., if you believe that dialogue might be helpful. His email address is wthomas_bbt@brethren.org.

Yours truly,

Donna Meyer

Donna Meyer, Ph.D.
System Director – Community Health

DM:gar
Enclosure

2600 North Loop West | Houston | TX 77092
Tel 713.681.8877

XCEL ENERGY
ELECTRIC UTILITY RESOLUTION

WHEREAS:

In 2001 The Intergovernmental Panel on Climate Change concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."

In 2001 the National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago... there is general agreement that the observed warming is real and particularly strong within the past 20 years."

The United States government's "Climate Action Report – 2002," concluded that global climate change may harm the country. The report highlights risks to coastal communities in the Southeast due to sea level rise, water shortages throughout the West, and increases in the heat index and frequency of heat waves.

In July 2002, eleven Attorneys General wrote President Bush, outlining their concern over the U.S. Climate Action Report's failure to recommend mandatory reductions of greenhouse gas emissions. They declared that States are being forced to fill the federal regulatory void through state-by-state regulation and litigation, increasing the ultimate costs of addressing climate change. They urged a reconsideration of his regulatory position, and adoption of a "comprehensive policy that will protect both our citizens and our economy."

U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, approximately 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Scientific studies show that air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide every year from pollution-related ailments.

Standards for carbon dioxide emissions and other air pollutants are emerging across multiple fronts. Ninety-six countries have ratified the Kyoto Protocol, requiring carbon dioxide reductions. Massachusetts and New Hampshire have enacted legislation capping power plants emissions of carbon dioxide and other air pollutants. In June 2002 the Senate Environment and Public Works Committee passed a bill seeking to cap emissions from the generation of electric and thermal energy.

We believe that taking early action on reducing emissions and preparing for standards could better position companies over their peers, including being first to market with new high-efficiency and low-emission technologies. Changing consumer preferences, particularly those relating to clean energy, should also be considered.

Inaction and opposition to emissions control efforts could expose companies to reputation and brand damage, and regulatory and litigation risk.

RESOLVED: That the Board of Directors report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability).

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

November 13, 2002

Wayne H. Brunetti
President
Xcel Energy
414 Nicollet Mall
Minneapolis, MN 55401-1993

By Fax: 612-330-2900

Dear Mr. Brunetti:

The Congregation of the Sisters of Charity of the Incarnate Word, Houston looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the impact of global warming and climate change on human health and on the health of our planet.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by Brethren Benefit Trust, Inc. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Xcel Energy. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. We would urge you to contact Mr. Will Thomas of Brethren Benefit Trust, Inc., if you believe that dialogue might be helpful. His email address is wthomas_bbt@brethren.org.

Yours truly,

Sister Lillian Anne Healy, CCVI
Director Corporate Social Responsibility

Enclosure

/JCH

XCEL ENERGY
ELECTRIC UTILITY RESOLUTION

WHEREAS:

In 2001 The Intergovernmental Panel on Climate Change concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."

In 2001 the National Academy of Sciences stated that the "degree of confidence in the IPCC assessment is higher today than it was 10, or even 5 years ago... there is general agreement that the observed warming is real and particularly strong within the past 20 years."

The United States government's "Climate Action Report – 2002," concluded that global climate change may harm the country. The report highlights risks to coastal communities in the Southeast due to sea level rise, water shortages throughout the West, and increases in the heat index and frequency of heat waves.

In July 2002, eleven Attorneys General wrote President Bush, outlining their concern over the U.S. Climate Action Report's failure to recommend mandatory reductions of greenhouse gas emissions. They declared that States are being forced to fill the federal regulatory void through state-by-state regulation and litigation, increasing the ultimate costs of addressing climate change. They urged a reconsideration of his regulatory position, and adoption of a "comprehensive policy that will protect both our citizens and our economy."

U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, approximately 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Scientific studies show that air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide every year from pollution-related ailments.

Standards for carbon dioxide emissions and other air pollutants are emerging across multiple fronts. Ninety-six countries have ratified the Kyoto Protocol, requiring carbon dioxide reductions. Massachusetts and New Hampshire have enacted legislation capping power plants emissions of carbon dioxide and other air pollutants. In June 2002 the Senate Environment and Public Works Committee passed a bill seeking to cap emissions from the generation of electric and thermal energy.

We believe that taking early action on reducing emissions and preparing for standards could better position companies over their peers, including being first to market with new high-efficiency and low-emission technologies. Changing consumer preferences, particularly those relating to clean energy, should also be considered.

Inaction and opposition to emissions control efforts could expose companies to reputation and brand damage, and regulatory and litigation risk.

RESOLVED: That the Board of Directors report (at reasonable cost and omitting proprietary information) by August 2003 to shareholders on (a) the economic risks associated with the Company's past, present, and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e. potential improvement in competitiveness and profitability).

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy Inc.
Incoming letter dated January 22, 2003

The proposal urges the board of directors to issue a report disclosing: (a) the economic risks associated with the Company's past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions, and the public stance of the company regarding efforts to reduce these emissions; and (b) the economic benefits of committing to a substantial reduction of those emissions related to its current business activities.

There appears to be some basis for your view that Xcel may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., evaluation of risks and benefits). Accordingly, we will not recommend enforcement action to the Commission if Xcel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Xcel relies.

Sincerely,

Grace K. Lee
Special Counsel